Exhibit 99.1

DDC Enterprise Limited Announces Unaudited First Half of 2024 Financial Results

-	Reduced US$5.6 million in debt by converting debt into equity
-	Shareholder equity increased by 109% to US$19.7 million compared to the year ended 31 December, 2023
-	U.S. revenue increased to 15.3% of total revenue versus nil for the six months ended June 30, 2023

New York, New York, December 31, 2024 (GLOBE NEWSWIRE) – DDC Enterprise, Limited. (the “Company”, “we” or “DDC”) (NYSE Amex: DDC), today announced its unaudited financial results for the first six months of 2024.

Key Highlights for the First Half of 2024

Total revenues increased to US$17.2 million, up from US$12.3 million in the same period of 2023, representing a 40% increase.

Gross profit margin remained stable at approximately 26% compared to the same period of 2023.

The Company continued to expand its footprint in the Asia food space in the U.S. market. During the first six months of 2024, the Company acquired Yai’s Thai, which provides Thai-based pantry staples in the U.S. market such as curries and stir-fry sauces, making it the second wholly-owned brand in the U.S. market.

During the reporting period, the Company refinanced US$5.6 million of debt by converting it into Class A Ordinary shares.

Expanded management team in the U.S. market by hiring Malik Sadiq, who has more than 25 years of experience in the food and strategy consulting industry in China, India, and the US, as the Company’s Chief Operating Officer, and Jeffrey S. Ervin, who was the co-founded of IMAC Holdings, Inc. (NASDAQ: BACK), as the Company’s Co-Chief Financial Officer as DDC continue to invest in the Asia food space globally.

Norma Chu, CEO of DDC commented, “Despite the challenges we’ve faced, I am proud of our team’s relentless commitment to growth and innovation. Our strategic acquisitions and operational efficiencies position us strongly for the future as we continue to expand our footprint in the U.S. market. We are excited about the opportunities ahead and remain dedicated to delivering value to our shareholders and customers alike.”

ABOUT DAYDAYCOOK

DayDayCook (NYSEAM: DDC) is on a mission to share the joy of Asian cooking culture with the world, offering a suite of accessible and healthy ready-to-eat, ready-to-cook, and ready-to-heat products that cater to the global palate. DayDayCook has evolved from a culinary content authority to a multi-brand powerhouse, curating a broad range of products that champion authenticity, nutrition, and convenience. The company's growing portfolio includes DayDayCook, Nona Lim, Yai’s Thai, and Omsom.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about estimated revenue, margins, cash and growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

View source version on businesswire.com: https://www.businesswire.com/news/home/20241022747650/en/

Investors:

Jeff Ervin
Co-Chief Financial Officer
jeffervin@daydaycook.com

Media:

Jaque Liu
jaque.liu@daydaycook.com

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30，
	2023	2024
	RMB	RMB	US$

Revenues:
Product revenues	89,126,070	122,513,685	17,190,560
Service revenues	298,737	385,031	54,026
Total revenues	89,424,807	122,898,716	17,244,586

Cost of products	(65,754,556)	(91,031,202)	(12,773,083)
Cost of services	(265,392)	(81,873)	(11,488)
Total cost of revenues	(66,019,948)	(91,113,075)	(12,784,571)

Gross profit	23,404,859	31,785,641	4,460,015

Operating expenses:
Fulfilment expenses	(3,034,022)	(5,056,932)	(709,566)
Sales and marketing expenses	(7,277,737)	(9,669,218)	(1,356,740)
General and administrative expenses	(20,761,268)	(33,589,607)	(4,713,140)
Share based compensation	(3,121,666)	(9,240,373)	(1,296,567)
Total operating expenses	(34,194,693)	(57,556,130)	(8,076,013)

Loss from operations	(10,789,834)	(25,770,489)	(3,615,998)

Interest expenses	(9,439,287)	(8,488,238)	(1,191,031)
Interest income	1,072,886	1,419,568	199,187
Foreign currency exchange gain/(loss), net	33,791	(7,375)	(1,035)
Other income	351,449	142,683	20,021
Changes in fair value of financial instruments	12,651,972	-	-

Loss before income tax expenses	(6,119,023)	(32,703,851)	(4,588,856)

Income tax expense	(2,834,095)	(4,042,618)	(567,242)
Net loss	(8,953,118)	(36,746,469)	(5,156,098)

Accretion of redeemable convertible preferred shares to redemption value	(59,603,833)	-	-
Net loss attributable to ordinary shareholders	(68,556,951)	(36,746,469)	(5,156,098)

Net loss attributable to non-controlling interest	3,122,783	4,404,877	618,072

Net loss attributable to DDC Enterprise Limited	(71,679,734)	(41,151,346)	(5,774,170)

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS – (Continued)

	For the Six Months Ended June 30，
	2023	2024
	RMB	RMB	US$

Other comprehensive loss, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes	(58,857,569)	(2,035,230)	(285,574)
Net unrealized gains on available-for-sale debt Securities	-	2,989,431	419,463

Total other comprehensive (loss)/income	(58,857,569)	954,201	133,889

Comprehensive loss:	(127,414,520)	(35,792,268)	(5,022,209)
Comprehensive income attributable to non-controlling interests	3,122,783	4,404,877	618,072

Comprehensive loss attributable to DDC Enterprise Limited	(130,537,303)	(40,197,145)	(5,640,281)

Net loss per ordinary share
— Basic and diluted – Class A	(12.71)	(1.83)	(0.26)
— Basic and diluted – Class B	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	5,638,277	22,432,700	22,432,700
— Basic and diluted – Class B	875,000	875,000	875,000

Use of Non-GAAP Financial Measure

The Company used adjusted EBITDA, non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA represents net loss excluding changes in income tax expense, interest expenses, interest income, foreign currency exchange loss/(gain), other income, depreciation and amortization, gains arising from modification of financial instruments, and share-based compensation.

The Company provided adjusted EBITDA because we believe that investors and analysts may find it useful in measuring operating performance.

Reconciliation from net loss to adjusted EBITDA

	For the Six months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net loss	(8,953,118)	(36,746,469)	(5,156,097)
Add:
Income tax expense	2,834,095	4,042,618	567,242
Interest expenses	9,439,287	8,488,238	1,191,031
Interest income	(1,072,886)	(1,419,568)	(199,187)
Foreign currency exchange (gain)/loss, net	(33,791)	7,375	1,035
Other income	(351,449)	(142,683)	(20,021)
Changes in fair value of financial instruments	(12,651,972)	-	-
Depreciation and amortization	1,418,629	1,982,413	278,163
Share-based compensation	3,121,666	9,240,373	1,296,567
Adjusted EBITDA	(6,249,539)	(14,547,703)	(2,041,267)

For the six months ended June 30, 2023 and 2024, the Company incurred an adjusted EBITDA with loss of RMB6.2 million and RMB14.5 million (US$2.0 million) respectively.

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2023	2024
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	78,790,697	79,941,616	11,217,042
Restricted cash	497,108	53	7
Short-term investment	104,086,826	124,888,519	17,523,786
Accounts receivable, net	29,508,542	54,921,678	7,706,359
Inventories	9,984,100	10,084,426	1,415,001
Prepayments and other current assets	97,589,397	117,032,618	16,421,482

Total current assets	320,456,670	386,868,910	54,283,677

Non-current assets
Long-term investments	14,136,050	14,136,050	1,983,506
Property, plant and equipment, net	603,035	481,501	67,562
Operating lease Right-of-use assets	6,169,983	5,015,252	703,717
Intangible assets, net	9,426,569	31,912,386	4,477,800
Goodwill	46,999,355	100,699,401	14,129,680
Other non-current assets	43,150,129	41,366,390	5,804,343

Total non-current assets	120,485,121	193,610,980	27,166,608

Total assets	440,941,791	580,479,890	81,450,285

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31,	June 30,
	2023	2024
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	19,500,000	43,500,000	6,103,721
Current portion of long-term bank borrowings	1,993,168	1,853,791	260,115
Accounts payable	20,793,699	39,793,134	5,583,591
Contract liabilities	13,773,974	31,568,757	4,429,584
Shareholder loans, at amortized cost	26,150,243	81,406,491	11,422,587
Amounts due to related parties	17,605,694	21,191,036	2,973,429
Accrued expenses and other current liabilities	168,952,161	174,081,709	24,426,349
Current portion of lease liabilities	2,590,785	1,957,352	274,647
Current portion of finance lease liabilities	103,310	86,111	12,083
Convertible loans, at fair value	6,372,830	8,807,788	1,235,869
Convertible loans, at amortized cost	3,541,350	7,041,350	988,010

Total current liabilities	281,377,214	411,287,519	57,709,985

Non-current liabilities
Long-term bank borrowings	5,519,461	4,700,394	659,538
Operating lease liabilities	4,045,089	3,545,569	497,498
Finance lease liabilities	37,411	-	-
Warrant liabilities	87,279	87,279	12,247
Shareholder loans, at amortized cost	56,928,815	-	-
Convertible loans, at fair value	7,964,014	1,068,651	149,948
Convertible loans, at amortized cost	3,500,000	-	-
Deferred tax liabilities	3,827,489	8,694,628	1,219,990
Other non-current liabilities	10,405,554	10,405,554	1,460,060

Total non-current liabilities	92,315,112	28,502,075	3,999,281

Total liabilities	373,692,326	439,789,594	61,709,266

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31,	June 30,
	2023	2024
	RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.016 par value per share, 55,248,154 shares and 200,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 20,028,168 shares and 31,168,607 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	2,230,296	3,500,627	491,192
Class B ordinary shares (US$0.016 par value per share, 875,000 shares and 1,700,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 875,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	96,589	96,589	13,553
Additional paid-in-capital	1,816,654,303	1,924,617,071	270,053,470
Accumulated deficit	(1,637,790,086)	(1,678,941,432)	(235,581,388)
Accumulated other comprehensive loss	(135,581,744)	(134,627,543)	(18,890,321)
Total shareholders’ equity attributable to DDC Enterprise Limited	45,609,358	114,645,312	16,086,506

Non-controlling interest	21,640,107	26,044,984	3,654,513

Total shareholders’ equity	67,249,465	140,690,296	19,741,019

Total liabilities and shareholders’ equity	440,941,791	580,479,890	81,450,285